[Letterhead of Wachtell, Lipton, Rosen & Katz]
September 23, 2009
BY HAND AND VIA EDGAR
Ms. Pamela Long
Mr. Andrew Schoeffler
Ms. Peggy Kim
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	NCI Building Systems, Inc.
Registration Statement on Form S-4
Filed September 10, 2009
File No. 333-161842

Schedule TO
Filed September 10, 2009
File No. 005-43166
Ladies and Gentlemen:
     On behalf of our client, NCI Building Systems, Inc. (“NCI”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) included in your letter, dated September 18, 2009, regarding NCI’s Registration Statement on Form S-4 (the “Registration Statement”) filed on September 10, 2009 and NCI’s Tender Offer Statement on Schedule TO (the “Schedule TO”) filed on September 10, 2009. In connection with this letter, NCI is filing with the U.S. Securities and Exchange Commission (the

Division of Corporation Finance
U.S. Securities and Exchange Commission
September 23, 2009

“Commission”) Amendment No. 1 to the Registration Statement (“Amendment No. 1 to Form S-4”) and Amendment No. 1 to the Schedule TO (“Amendment No. 1 to Schedule TO”), and we have enclosed six courtesy copies of each document, marked to show changes from the Registration Statement and Schedule TO filed on September 10, 2009. Capitalized terms used but not defined herein have the meanings specified in the Registration Statement and the Schedule TO, as applicable.
     For your convenience, the Staff’s comments are set forth in bold, with the responses following each comment. All page references in the responses refer to pages of Amendment No. 1 to Form S-4 and Amendment No. 1 to Schedule TO, as applicable.
Communications filed under Rule 425
1.	Please note that the safe harbor for forward-looking statements found in Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act of 1934 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act, Section 21E(b)(2)(C) of the Exchange Act and Regulation M-A telephone interpretation M.2 of the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. Therefore, please delete the reference to forward-looking statements “within the meaning of the Private Securities Litigation Reform Act of 1995” and do not refer to the safe harbor provisions in any future press releases or other communications relating to the exchange offer.

Response: The Staff’s comment is duly noted.
Schedule TO
2.	Please tell us what consideration was given to including CD&R Fund and CD&R as bidders in the exchange offer. We note that CD&R played a significant role in initiating, structuring and negotiating the exchange offer, is providing the financing for the exchange offer, and would control 68.5% of the voting power after the exchange offer. In addition, we note that on page 86 you state that prior to the closing all directors other than the CEO will resign with vacancies to be designated by CD&R and under the stockholders agreement, CD&R will continue to have control over a majority of the board including the lead director. In addition to these entities, other persons who or entities which control them may also need to be included as bidders in the offer. Please refer to the factors discussed in section II.D.2 of the Current Issues and Rulemaking Projects Outline (November 2000) in your analysis of whether other bidders should be included. To the extent you determine not to add additional bidders, please provide your analysis in your response letter. To the extent that you add additional parties as bidders, please be aware that you must include all of the disclosure required by Schedule TO as to such parties individually. You may also be required to

Division of Corporation Finance
U.S. Securities and Exchange Commission
September 23, 2009

disseminate revised offer materials and to extend the length of the offer, depending on the materiality of any new information provided.

Response: For the following reasons, NCI respectfully submits that neither the CD&R Fund nor CD&R should be included as bidders in the exchange offer. NCI has been advised by the CD&R Fund and CD&R that they concur in this view.

Neither the CD&R Fund nor CD&R played the primary role in initiating, structuring or negotiating the exchange offer.

As discussed in the Registration Statement, NCI is responsible for initiating, structuring and negotiating the exchange offer. NCI is conducting the exchange offer to address NCI’s imminent liquidity crisis and to ensure NCI will not default on its obligation to satisfy possible investor redemptions at November 15, 2009. The exchange offer is part of a comprehensive restructuring proposed by NCI after a months-long process in which, together with its financial advisors and agents, NCI sought and explored a comprehensive range of potential alternatives and structures for addressing its capital needs. The terms of the exchange offer were not dictated by the CD&R Fund or CD&R, but instead were the result of arms-length negotiations between the parties, with each party having different interests. NCI’s interests in initiating, structuring and negotiating the terms of the exchange offer were shaped by its needs for sufficient liquidity to allow it to service its debt, fund its operations and maintain working capital necessary to operate in the normal course and support its strategy. The CD&R Fund’s interests in the exchange offer were shaped by its proposed equity investment in NCI. NCI was neither controlled nor directed by the CD&R Fund or CD&R in this process. In fact, as disclosed on pages 57-60 of the Registration Statement, throughout the process, NCI sought other investments on more favorable terms.

After initially establishing and publicly announcing the terms of the exchange offer as set forth in the original investment agreement, as disclosed on page 61 of the Registration Statement, NCI then negotiated revised terms of the exchange offer with a group of noteholders and, concurrently, negotiated with the CD&R Fund to amend the original investment agreement to accommodate such revised terms. These were separate negotiations conducted by the Company, which was seeking to minimize further dilution to existing stockholders by (1) convincing the noteholders to accept as little additional equity as possible, on the one hand, and (2) convincing the CD&R Fund to relinquish as much of its previously negotiated equity as possible, on the other hand. Ultimately, CD&R agreed to relinquish approximately 4% of its previously negotiated equity, which would not have been the result had CD&R been able to dictate the terms of the exchange offer. After reaching an

Division of Corporation Finance
U.S. Securities and Exchange Commission
September 23, 2009

agreement with the CD&R Fund, NCI and the CD&R Fund amended the investment agreement to revise the terms of the exchange offer, and NCI memorialized the noteholders’ agreement to participate in the revised exchange offer in a lock-up agreement to which neither the CD&R Fund nor CD&R is a party.

On pages 57, 58 and 61 of the Registration Statement, the background to the restructuring has been clarified to reflect the foregoing description.

Additionally, while the investment agreement contemplates that there would be an exchange offer and includes an agreement on certain terms, NCI and its financial advisor negotiated those terms with the CD&R Fund, established the complete terms of the exchange offer, drafted the offer documentation and structured the exchange offer. This is evidenced by the statement on page v of the Registration Statement that “[n]either CD&R nor the CD&R Fund is making this exchange offer or soliciting votes for the prepackaged plan, and none of CD&R, the CD&R Fund, any of their respective affiliates or any of their, or their respective affiliates’ representatives is responsible for the accuracy of any information in this prospectus/disclosure statement.”

Neither the CD&R Fund nor CD&R is providing the financing for the exchange offer.

The CD&R Fund is making an equity investment in NCI’s preferred stock and is not providing cash to NCI for the purpose of financing the exchange offer. As disclosed on page 57 of the Registration Statement, CD&R and the CD&R Fund contacted NCI with the intention of exploring an equity investment in NCI, not extending a loan or providing other financing to NCI in order to facilitate the exchange offer.

As disclosed on page 62 of the Registration Statement, NCI will likely be in default under its credit agreement if it cannot consummate a restructuring by November 6, 2009, and will likely be required to redeem all of the notes on November 15, 2009. NCI does not have sufficient funds to repay these obligations. Accordingly, NCI is required to amend the terms of its loan agreement, secure additional sources of liquidity and conduct an exchange offer to retire the notes, or face possible insolvency. As disclosed on pages 57-60 of the Registration Statement, NCI pursued a number of strategic alternatives to improve its financial position prior to and concurrently with its negotiations with the CD&R Fund and CD&R. NCI entered into the investment agreement and began negotiations with its lenders and noteholders in order to facilitate its restructuring and strengthen its balance sheet. While some of the proceeds of the CD&R Fund investment will be used to pay the cash portion of the exchange offer consideration, as described on pages 4, 7, 22, 29, 44, 56, 62 and 128 of

Division of Corporation Finance
U.S. Securities and Exchange Commission
September 23, 2009

the Registration Statement, as of August 2, 2009, NCI had a sufficient amount of unrestricted cash to pay such cash consideration without recourse to the proceeds of the CD&R investment. The remainder of the proceeds of the CD&R investment will be used for operating and other needs of NCI. The purpose of specifically allocating the proceeds of the CD&R Fund investment for this purpose is solely to clearly maintain a separation between the funds used to pay such cash consideration and any bank borrowings by NCI and thereby to avoid a potential tax issue that could arise if the cash portion of the exchange offer were funded with new borrowing. Additionally, the cash consideration is only a portion of the exchange offer consideration as NCI is also offering a significant number of shares of its common stock in the exchange offer.

Although the CD&R Fund would control 68.5% of the voting power after the consummation of the exchange offer and the closing of the CD&R Fund investment, neither the CD&R Fund nor CD&R currently control NCI.

Neither the CD&R Fund nor CD&R currently owns or has owned any equity securities (voting or non-voting) of NCI. In addition, neither the CD&R Fund nor CD&R currently has or has had any representatives or designees on NCI’s board of directors or within NCI’s management. Likewise, other than negative covenants that are customary in transactions similar to the CD&R investment, the CD&R Fund and CD&R do not have any contractual rights pursuant to the investment agreement or otherwise to control the management or direction of NCI prior to the completion of the exchange offer; and neither the CD&R Fund nor CD&R has any affirmative rights to control the management or direction of NCI prior to the completion of the exchange offer. Consequently, although the CD&R Fund would control NCI if the exchange offer and related transactions described in the Registration Statement were to be successfully completed, neither the CD&R Fund nor CD&R controlled NCI when it entered into the investment agreement, initiated, structured, and negotiated the exchange offer, or currently as it conducts the exchange offer.

Furthermore, although, as the Staff correctly points out, a number of directors of NCI are required to resign and CD&R has the right to designate their replacements, these resignations are not required or contemplated to occur until immediately prior to and contemporaneously with the closing of the CD&R Fund’s investment in NCI. Consequently, these rights are not indicia of current control, but merely appropriate governance mechanisms that would be in place when and if the CD&R Fund consummates its investment in NCI. The Staff is respectfully advised that, in addition to the chief executive officer, two other directors of NCI (to the extent such individuals are chosen to serve as unaffiliated shareholder directors, in

Division of Corporation Finance
U.S. Securities and Exchange Commission
September 23, 2009

which choice neither the CD&R Fund nor CD&R has any right to participate) will not be required to resign from NCI’s board of directors effective as of the closing.

No other factors identified in the Current Issues and Rulemaking Projects Outline (November 2000) are present.

In addition to the specific points noted by the staff in its comment, NCI does not believe that the CD&R Fund or CD&R are bidders in the exchange offer because, as discussed in greater detail below, none of the factors identified in Section 11.D.2 of the current issues and Current Issues and Rulemaking Projects Outline (November 2000) are present.

Neither the CD&R Fund nor CD&R is acting together with the named bidder. As described above, the Registration Statement indicates that neither the CD&R Fund nor CD&R is making the exchange offer or soliciting votes for the prepackaged plan, and neither the CD&R Fund nor CD&R is responsible for the accuracy of the information in the prospectus/solicitation statement. Instead, NCI established the terms of the exchange offer after negotiation with the CD&R Fund, drafted the offer documentation and structured the exchange offer.

The exchange offer is being implemented by NCI. All communications with the noteholders are being made by NCI and its financial advisors and agents; the exchange offer is being disseminated through NCI and its agents; and payment will occur through NCI. In addition, all questions related to the exchange offer are directed to NCI’s agents.

Neither the CD&R Fund nor CD&R controled the terms of the exchange offer. As described above and in the Registration Statement, the terms of the exchange offer were the product of arms-length negotiations between the CD&R Fund and NCI and were not dictated by, and are not controlled by, the CD&R Fund. In addition, the CD&R Fund does not have the contractual right to require NCI to amend the terms of the offer or waive any conditions of the exchange offer.

The CD&R Fund and CD&R did not form the bidder or cause it to be formed. NCI was not formed by the CD&R Fund or CD&R. NCI was formed more than 25 years ago and has substantive operations.

The CD&R Fund and CD&R will not beneficially own the securities purchased by NCI. The CD&R Fund did not enter into the investment agreement in order to obtain the notes, and neither CD&R Fund nor CD&R will beneficially own the notes to be purchased by NCI.

Division of Corporation Finance
U.S. Securities and Exchange Commission
September 23, 2009

Instead, notes accepted in the exchange offer will be retired by NCI in accordance with its restructuring plan described in the Registration Statement.

The CD&R Fund and CD&R have not acted with NCI, and the exchange offer is being conducted for the benefit of NCI and its shareholders.

Section II.D.2 of the Current Issues and Rulemaking Projects Outline (November 2000) indicates that, in analyzing whether a party involved in a transaction is a bidder, the Staff would also evaluate the degree to which the other party acted with the named bidder and the extent to which the other party benefits from the transaction. As discussed in greater detail above, while the CD&R Fund and NCI entered into the investment agreement providing for the CD&R Fund’s investment in NCI, NCI is responsible for negotiating with noteholders and soliciting tenders and approvals of its prepackaged plan. NCI is conducting the exchange offer to address NCI’s imminent liquidity crisis and to ensure NCI will not default on its obligation to satisfy possible investor redemptions at November 15, 2009. NCI’s interests in the exchange offer are shaped by its needs for sufficient liquidity to allow it to service its debt, fund its operations and maintain working capital necessary to operate in the normal course and support its strategy, not by the needs or interests of the CD&R Fund.

Naming the CD&R Fund and CD&R as bidders will not result in noteholders receiving additional material information.

Section II.D.2 of the Current Issues and Rulemaking Projects Outline (November 2000) also indicates that the Staff considers whether adding a person as a named bidder means holders will receive material information that is not otherwise required to be disclosed. We note that the Registration Statement already includes a comprehensive description of the CD&R investment and NCI’s restructuring plan. Furthermore, because the CD&R Fund is an investment fund and CD&R is in the business of advising and managing the CD&R Fund and other affiliated funds, neither entity has significant operations other than making private equity investments, and NCI does not believe that disclosure about the CD&R Fund and CD&R would be material to investors.

For the reasons set forth above, it is respectfully submitted that the CD&R Fund or CD&R should not be included as bidders in the exchange offer, and, accordingly, there are no other persons that need to be included as bidders in the offer.

Factual matters relating to CD&R or the CD&R Fund contained in this response have been supplied to NCI by CD&R or the CD&R Fund.

Division of Corporation Finance
U.S. Securities and Exchange Commission
September 23, 2009

3.	We note that you refer readers to information that has been previously filed with the Commission on EDGAR. See, for example, your reference to the Form 8-K and the Form 10-Q in response to Item 10(a). Please be advised that Schedule TO limits your ability to incorporate by reference to those items that have been filed as an exhibit. Accordingly, please revise Item 12 of your Schedule TO to include the information that has been previously filed with the Commission on EDGAR as an exhibit to the Schedule TO pursuant to General Instruction F of Schedule TO.

Response: The Staff’s comment is duly noted. Items 10 and 12 of the Schedule TO have been revised so that Item 10 only refers to items that have been filed as exhibits to the Schedule TO.
Registration Statement on Form S-4
General
4.	We note that you entered into a lock-up and voting agreement with note holders holding more than 79% of the aggregate principal amount of convertible notes, pursuant to which these note holders agreed, among other things, to tender their convertible notes in the exchange offer and not withdraw those notes. We also note that each of these note holders granted you an irrevocable proxy to fulfill one note holder’s obligations under this agreement. We further note that you entered into this agreement with note holders prior to the commencement of the exchange offer, which began when you filed the subject registration statement on September 10, 2009. It appears that the investors who entered into the lock-up and voting agreement have already made an investment decision with respect to the securities that are the subject of this agreement. Please provide a legal analysis addressing why you believe it is appropriate to register the exchange offer on this Form S-4 at this time. In responding, please provide us with information regarding the number of note holders contacted, the nature of these note holders (i.e., QIBs, accredited investors, etc.), and the percentage of the convertible notes held by each of these note holders. To the extent applicable, please also address how any communications with note holders who refused to sign the lock-up agreement did not constitute an offer.

Response: NCI views the offer of the common stock in respect of the convertible notes subject to the lock-up agreement as a valid private placement that was conducted prior to or concurrent with the public offering of NCI common stock in connection with the exchange offer, and completed prior to the filing of the Registration Statement, all in accordance with the Commission’s integration guidance in Securities Act Release No. 8828 (Aug. 3, 2007) and Question 139.25 in the Staff’s Compliance and Disclosure Interpretations (last updated August 14, 2009).

Division of Corporation Finance
U.S. Securities and Exchange Commission
September 23, 2009

The Common Stock Issuable Upon Exchange of the Convertible Notes Subject to the Lock-Up Agreement Constitutes a Valid Private Offering under the Section 4(2) Exemption

As further described in the Registration Statement under “The Restructuring—Background to the Restructuring” and “The Restructuring—The Lock-Up Agreement,” NCI entered into a lock-up and voting agreement, dated as of August 31, 2009, with certain holders of convertible notes, pursuant to which such holders, who hold more than 79% in aggregate principal amount of outstanding convertible notes, have agreed to support the restructuring. The lock-up agreement was initially negotiated among the Company and two noteholders serving as representatives of an ad hoc committee of holders of convertible notes. NCI was informed by representatives of the two noteholders that such committee consisted of 26 holders (or managers thereof) of convertible notes and/or loans under NCI’s existing credit agreement, all of whom are “accredited investors” within the meaning of Rule 501 of Regulation D promulgated under the Securities Act. Prior to the filing of the Registration Statement and commencement of the exchange offer, 24 of the 26 holders (or managers thereof) of convertible notes and/or loans under NCI’s existing credit agreement executed the lock-up agreement.

Section 4(2) of the Securities Act exempts “transactions by an issuer not involving any public offering.” Under the guidance provided by Securities and Exchange Commission v. Ralston Purina Co., factors for determining whether a public offering has occurred include the sophistication of the investor and the offeree’s access to information.

Each of the holders that executed the lock-up agreement is a sophisticated investor and has represented to NCI that it (1) is an “accredited investor” within the meaning of Rule 501 of Regulation D promulgated under the Securities Act, (2) is able to fend for itself, (3) has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its prospective investment in the securities offered in the exchange offer, (4) has the ability to bear the economic risks of its prospective investment and can afford the complete loss of such investment, (5) acknowledges that (i) it has conducted its own investigation of NCI and the terms of the securities offered in the exchange offer, (ii) it has had access to NCI’s public filings with the Commission and to such financial and other information as it deems necessary to make its decision to purchase the securities offered in the exchange offer, and (iii) it has been offered the opportunity to ask questions of NCI and received answers thereto, as it deemed necessary in connection with the decision to purchase the securities offered in the exchange offer. In addition, the terms of the lock-up agreement resulted from direct negotiations with such holders and were not firm offers. Accordingly, NCI believes that the offering to holders that executed the lock-up agreement is a valid private placement in reliance on the Section 4(2) exemption.

In response to the Staff’s comment to address how any communications with holders of convertible notes that refused to sign the lock-up agreement did not constitute an offer, as

Division of Corporation Finance
U.S. Securities and Exchange Commission
September 23, 2009

noted above, NCI has been advised by counsel to the ad hoc committee of holders of convertible notes that all but two of the holders of convertible notes contacted during the process ultimately executed the lock-up agreement, and that the two holders that did not execute the lock-up agreement are both “accredited investors” within the meaning of Rule 501 of Regulation D promulgated under the Securities Act. Such holders were provided with the same information as the holders that executed the lock-up agreement. Accordingly, NCI believes that the offering to such holders also constituted a valid private offering in reliance on the Section 4(2) exemption.

The Private Offering Was Conducted Prior to or Concurrently with the Public Offer in Connection with the Exchange Offer, and Completed Prior to the Filing of the Registration Statement, in Accordance with the Commission’s Guidance on Integration With Respect to Concurrent Private and Public Offerings

Pursuant to Question 139.25 in the Staff’s Compliance and Disclosure Interpretations, “in the specific situation of concurrent public and private offerings, only the guidance set forth in the Securities Act Release No. 8828 applies.” Securities Act Release No. 8828 states:
[I]t is [the Staff’s] view that the determination as to whether the filing of the registration statement should be considered to be a general solicitation or general advertising that would affect the availability of the Section 4(2) exemption for such a concurrent unregistered offering should be based on a consideration of whether the investors in the private placement were solicited by the registration statement or through some other means that would otherwise not foreclose the availability of the Section 4(2) exemption. This analysis should not focus exclusively on the nature of the investors, such as whether they are “qualified institutional buyers” as defined in Securities Act Rule 144A or institutional accredited investors, or the number of such investors participating in the offering; instead, companies and their counsel should analyze whether the offering is exempt under Section 4(2) on its own, including whether securities were offered and sold to the private placement investors through the means of a general solicitation in the form of the registration statement.
As discussed in the Registration Statement under “The Restructuring—Background to the Restructuring,” negotiations with respect to the potential amended terms of the exchange offer and the terms and form of the lock-up agreement were conducted and completed prior to the filing of the Registration Statement and the commencement of the exchange offer. Thus, the holders of convertible notes solicited in connection with the lock-up agreement could not have been solicited by the Registration Statement. Instead, such holders were

Division of Corporation Finance
U.S. Securities and Exchange Commission
September 23, 2009

solicited based on the fact that they were existing investors in NCI in the form of the convertible notes and therefore have a substantive, pre-existing relationship with NCI. Securities Act Release No. 8828 states:
[I]f the prospective private placement investor became interested in the concurrent private placement through some means other than the registration statement that did not involve a general solicitation and otherwise was consistent with Section 4(2), such as through a substantive, pre-existing relationship with the company or direct contact by the company or its agents outside of the public offering effort, then the prior filing of the registration statement generally would not impact the potential availability of the Section 4(2) exemption for that private placement and the private placement could be conducted while the registration statement for the public offering was on file with the Commission.
In addition, NCI negotiated the lock-up agreement with only two noteholders serving as representatives of an ad hoc committee of holders of 26 holders (or managers thereof) of convertible notes and/or loans under NCI’s existing credit agreement, and all of the 26 holders are “accredited investors” within the meaning of Rule 501 of Regulation D promulgated under the Securities Act. All 26 holders were represented by counsel and by the two noteholders serving as representatives of such group and all had an opportunity to speak directly to, and ask questions of, the Company. Accordingly, NCI believes that the private offering with respect to the lock-up agreement and the public offering with respect to the convertible notes not subject to the lock-up agreement are conducted in accordance with the guidance set forth in Question 139.25 in the Staff’s Compliance and Disclosure Interpretations and in the Securities Act Release No. 8828 and, as a result thereof, the availability of the Section 4(2) exemption was not affected by NCI’s planned exchange offer, and there is no integration between the private and public offering.

The Exchange Offer Is Appropriately Registered on the Registration Statement Because Holders of Convertible Notes Not Eligible for the Private Offering Still Need to Make an Investment Decision With Respect to the Common Stock Offered in the Exchange Offer or the Prepackaged Plan

NCI is not aware of any formal rule or guidance provided by the Commission with respect to the registration of offers and sales of securities in an exchange offer where a lock-up agreement has been signed. NCI is aware, however, that, in the Commission’s Current Issues Outline and in the Securities Act Release No. 33-7606 (Nov. 3, 1998), the Staff has indicated that it may not be appropriate to effect the registration of the securities issuable in a merger or a similar transaction if:

Division of Corporation Finance
U.S. Securities and Exchange Commission
September 23, 2009

(i)	the persons signing lock-up agreements own 100% of the voting equity securities of the target company; or

(ii)	there is no solicitation of shareholders who have not signed lock-up agreements and who would otherwise be ineligible to purchase securities under Section 4(2) or 4(6) of the Securities Act or Rule 506 of Regulation D.
In Securities Act Release No. 33-7606, the Staff explained that the first condition was to ensure that registration under the Securities Act was required to accomplish the business combination, and the second condition was to ensure that an investment decision still needed to be made by the persons who did not sign the lock-up agreement (otherwise, the transaction could be completed via the lock-up agreement alone).

As noted above, the parties to the lock-up agreement hold in the aggregate 79% of the aggregate principal amount of outstanding convertible notes. The minimum tender condition for the exchange offer is the tender of 95% of the aggregate principal amount of the convertible notes. Therefore, (i) the registration is necessary to accomplish a business goal, and (ii) there is an investment decision with respect to the exchange offer to be made by the holders of convertible notes not subject to the lock-up agreement. Moreover, based on information provided by the exchange agent, NCI does not have the information necessary to rule out with certainty the possibility that there may be more than 35 holders of convertible notes that are being solicited in the exchange offer and the prepackaged plan, and therefore the offering pursuant to the exchange offer might not be eligible for an exemption under Section 4(2) or 4(6) of the Securities Act or Rule 506 of Regulation D. Moreover, tenders by any holders of convertible notes will not affect whether or not holders not subject to the lock-up agreement will receive common stock in the exchange offer as such holders not subject to the lock-up agreement must validly tender their convertible notes to receive the common stock consideration.

Under the prepackaged plan, in accordance with the Bankruptcy Code without invoking the “cram-down” provisions thereof, each class of claims or interests that is impaired must vote to accept the prepackaged plan. An impaired class of claims is deemed to accept a plan of reorganization if the holders of at least two-thirds (2/3) in amount and more than one-half (1/2) in number of the claims in such class who actually cast ballots vote to accept the prepackaged plan. The parties to the lock-up agreement may constitute two-thirds (2/3) of the principal amount of the notes, but they do not constitute one-half (1/2) in number of the claims of such class. Therefore, there is also an investment decision with respect to the prepackaged plan to be made by the holders of convertible notes not subject to the lock-up agreement.

Division of Corporation Finance
U.S. Securities and Exchange Commission
September 23, 2009

Accordingly, notwithstanding the lock-up agreement, NCI must still solicit votes from all holders of convertible notes and it is not assured that the tender necessary for the exchange offer, nor the vote necessary for the confirmation of the prepackaged plan, will be obtained.
Registration Statement Cover Page
5.	The cover page to the registration statement indicates that the approximate date of commencement will be as soon as practicable after the registration statement becomes effective. Please be advised that in an early commencement offer, commencement begins on the date the prospectus and tender offer materials are both filed and sent to security holders. Please revise or advise us as to the date upon which these materials were sent to security holders.

Response: The cover page to the Registration Statement has been revised in response to the Staff’s comment to indicate that the approximate date of commencement of proposed sale to the public was September 10, 2009, which was the date that the preliminary prospectus and tender offer materials were both filed and sent to security holders.
Prospectus Cover Page
6.	We note that you have elected to commence the exchange offer early, pursuant to Rule 162 under the Securities Act. Although a preliminary prospectus used to commence an exchange offer early must include the legend required by Item 501(b)(10) of Regulation S-K, the language in the legend must be appropriately tailored and thus may not state that the prospectus is not complete. For an example of language that may be used in the “red herring” legend in an early commencement exchange offer, please see Question 2 in Part I.E. of the Third Supplement (July 2001) to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations, which is available on our website at http://www.sec.gov/interps/telephone/phonesupplement3.htm.

Response: The cover page to the prospectus/disclosure statement forming a part of the Registration Statement has been revised in response to the Staff’s comment.
Table of Contents, page i
7.	Please remove the implication in the first sentence of the second paragraph on page v that the information contained in the prospectus is not complete.

Response: Page v of the Registration Statement has been revised in response to the Staff’s comment.

Division of Corporation Finance
U.S. Securities and Exchange Commission
September 23, 2009

8.	We note the disclosure in the third paragraph on page v and have the following comments:
•	Please be advised that the disclosure in your prospectus regarding the contents of any document should be materially complete. Please revise accordingly.

•	Please be advised that you may not qualify information in the prospectus in this manner unless incorporation by reference or a summary of a document filed as an exhibit is required. See Rule 411(a) of Regulation C. Please revise accordingly. Please also comply with this comment in the fourth full paragraph on page 60 under “Opinion of Greenhill Relating to the CD&R Investment,” and in the introductory paragraphs to the sections entitled “The Investment Agreement” on page 66, “Stockholders Agreement” on page 97, “Registration Rights Agreement” on page 105, “Indemnification Agreement” on page 109, “Form of Amended Credit Agreement” on page 112, “ABL Term Sheet” on page 115, “Lock-Up Agreement” on page 116, “The Prepackaged Plan” on page 142 and “Summary of Distributions under the Prepackaged Plan” on page 147.
Response: Pages v, 63, 69, 102, 110, 114, 117, 119, 121, 147 and 156 of the Registration Statement have been revised in response to the Staff’s comment.

9.	We note the disclosure in the fourth paragraph on page v. Please revise to remove the implication that you are disclaiming responsibility for information included in the prospectus.

Response: Page v of the Registration Statement has been revised in response to the Staff’s comment.
Questions and Answers and the Restructuring, page 1
In what circumstances will we file the prepackaged plan..., page 2
10.	We note the disclosure in the first paragraph regarding the required approvals for the prepackaged plan. We also note the disclosure under “What is the lock-up agreement?” on page 3. In light of this agreement, please disclose the remaining votes needed to approve the prepackaged plan.

Response: Pages 2 and 3 of the Registration Statement have been revised in response to the Staff’s comment.

Division of Corporation Finance
U.S. Securities and Exchange Commission
September 23, 2009

What are the expected results of the restructuring..., page 3
11.	We note that you have had discussions with prospective lenders. Please disclose whether you have obtained any loan commitment letters and if so, describe the terms and file the commitment letter as an exhibit to the registration statement.

Response: Pages 3, 13, 56 and 120 of the Registration Statement have been revised in response to the Staff’s comment.
What will I receive in this exchange offer..., page 4
12.	Please disclose the percentage of consideration that note holders will receive in the restructuring as compared to the amount they would otherwise be entitled to receive if all amounts due under the convertible notes were paid in full. In this regard, we note the disclosure in the table on page 145.

Response: Page 5 of the Registration Statement has been revised in response to the Staff’s comment.
Who is eligible to vote for the prepackaged plan?, page 8
13.	Please revise, here or in another appropriate section, to describe the consequences of being classified as impaired or unimpaired. For example, only impaired creditors will be given the opportunity to vote on the plan and have the right to object to the plan until approved by the bankruptcy court.

Response: Page 9 of the Registration Statement has been revised in response to the Staff’s comment.
What vote is needed to confirm the prepackaged plan?, page 9,
14.	Please revise to address how you determined that the rights of existing common stockholders are unimpaired given the dilutive effect to common stockholders of the issuance of the Series B convertible preferred stock.

Response: Page 10 of the Registration Statement has been revised in response to the Staff’s comment.

Division of Corporation Finance
U.S. Securities and Exchange Commission
September 23, 2009

Pro Forma Capitalization, page 13
15.	We note that CD&R Fund would receive 250,000 shares of Series B convertible preferred. Please also estimate the number of shares of common shares that would be issuable based on the current conversion price.

Response: The estimated number of shares of common stock that would be issuable upon conversion of the Series B convertible preferred stock based on the initial conversion price is disclosed on pages 21 and 128 of the Registration Statement filed on September 10, 2009. Pages 14, 32 and 136 of the Registration Statement have been revised in response to the Staff’s comment.
Certain U.S. Federal Income Tax Considerations, page 16
16.	Please revise this heading and the paragraph to clarify that this section discusses the “material” tax consequences and not just “certain” tax consequences. Please also revise the heading of the section entitled “Certain U.S. Federal Income Tax Considerations” on page 191.

Response: Pages iii, 17 and 201 of the Registration Statement have been revised in response to the Staff’s comment.
At the closing of the CD&R investment, we will enter into..., page 32
17.	Please revise the disclosure in the second paragraph to explain the corporate governance provisions with which the company will not be required to comply, rather than merely citing to the particular sections of the NYSE listing manual.

Response: Pages 34, 90, 104 and 195 of the Registration Statement have been revised in response to the Staff’s comment.
The bankruptcy court may find the solicitation of acceptances inadequate, page 38
18.	We note that the solicitation of votes must be in compliance with any “applicable nonbankruptcy law.” Please revise, here or in another appropriate section, to describe the applicable nonbankruptcy law governing the adequacy of the disclosure.

Response: Page 40 of the Registration Statement has been revised in response to the Staff’s comment.

Division of Corporation Finance
U.S. Securities and Exchange Commission
September 23, 2009

Opinion of Greenhill Relating to the CD&R Investment, page 59
19.	We note the disclosure regarding the limitation on reliance by security holders of the fairness opinion, including Greenhill’s assertion that it will oppose any efforts by security holders to rely upon the opinion under applicable state law. Please state that resolution of the question of the availability of such a defense would have no effect on the rights and responsibilities of your board of directors under applicable state law. Please also disclose that the availability of such a state-law defense would have no effect on the rights and responsibilities of either Greenhill or the board of directors under the federal securities laws.

Response: With respect to Greenhill’s rights and responsibilities, page 63 of the Registration Statement has been revised in response to the Staff’s comment. With respect to the Board of Directors’ rights and responsibilities, NCI believes that the existing disclosure creates no implication with respect to the Board of Directors, and the addition of the disclosures requested by the Staff would be more confusing than helpful to readers of the Registration Statement.
Employee Benefit Matters, page 87
20.	Please quantify the severance or change of control payments that each individual officer and director will receive in connection with the financial restructuring.

Response: Pages 91-93 of the Registration Statement has been revised in response to the Staff’s comment.
Change of Control Redemption Right, page 94
21.	Please revise to clarify whether either the out-of-court or in-court financial restructuring will trigger the change of control redemption right.

Response: NCI respectfully advises the Staff that the change of control redemption right under the Series B convertible preferred stock will not be triggered by either the out-of-court recapitalization plan or the in-court prepackaged plan, and a sentence to this effect has been added to page 100 of the Registration Statement.
The Exchange Offer, page 130
Extensions; Amendments, page 131
22.	We note that the CD&R and ABL financing conditions remain unsatisfied. Please confirm your understanding that at least five business days must remain in the offer

Division of Corporation Finance
U.S. Securities and Exchange Commission
September 23, 2009

after either financing condition has been waived or satisfied, and the Schedule TO must be appropriately amended to disclose the material change. Refer to Exchange Act Release No. 34-24296 (April 3, 1987).

Response: NCI acknowledges that at least five business days must remain in the offer after either financing condition is waived, since such waiver would constitute a “material change” pursuant to Rule 13e-4-(d)(3)(i). However, NCI respectfully submits that the satisfaction of either financing condition would not constitute a “material change” in the exchange offer requiring an extension of the exchange offer pursuant to Rule 13e-4(d)(3)(i). The Registration Statement describes both financing conditions (as well as all other conditions to the exchange offer), and, therefore, the satisfaction of such conditions does not constitute a “material change” to the exchange offer under Rule 13e-4(d)(3)(i).

If NCI were to waive the CD&R condition or the ABL financing condition, such that the receipt of proceeds from the CD&R investment or its entry into the ABL agreement were no longer direct or indirect conditions to NCI’s exchange offer, NCI hereby confirms that it will, if necessary, extend the expiration date of its exchange offer to ensure that that the exchange offer remain open at least five business days after such waiver.

23.	We note the right to waive conditions. If the offeror decides to waive any material conditions, please note that they must expressly announce their decision in a manner reasonably calculated to inform security holders of the waiver. In this regard, it appears that the waiver of the minimum condition or the financing conditions would constitute a material change requiring that at least five business days remain in the offer after such waiver. Please provide us with your view on this issue. See Rule 13e-4(e)(3).

Response: NCI acknowledges that the waiver of the minimum condition or the financing conditions would constitute a material change requiring that at least five business days remain in the exchange offer after such waiver, pursuant to Rule 13e-4(e)(3).
Conditions to Completion of the Exchange Offer, page 137
24.	You state in the second paragraph that each condition may be waived “at any time and from time to time.” We believe this statement may suggest that conditions to the offer may be asserted after expiration of the offer. Please revise the disclosure to make clear that all conditions to the offer, other than those dependent upon receipt of necessary government approvals, must be asserted or waived before the expiration of the offer.

Response: NCI confirms to the Staff that it is aware of, and will comply with, its obligations under Rule 14e-1(c) of the Exchange Act to pay the consideration offered or return the convertible notes deposited by or on behalf of security holders promptly after the termination

Division of Corporation Finance
U.S. Securities and Exchange Commission
September 23, 2009

or withdrawal of the exchange offer. Accordingly, there will be no extended period of time between the expiration of the exchange offer and the time of acceptance and payment of consideration offered, or, in the alternative, the return of the tendered convertible notes, during which NCI has neither accepted the convertible notes for exchange nor returned the tendered convertible notes.
In addition, as disclosed on page 70 of the Registration Statement, the investment agreement requires that NCI, concurrently with the closing of the CD&R investment, accept for exchange convertible notes that are validly tendered and consummate the exchange offer. As such, NCI cannot delay acceptance of the convertible notes for exchange beyond two business days following the first date on which conditions to the CD&R investment have been satisfied, which represents the date by which the closing of the CD&R investment must occur. NCI anticipates that the expiration date of the exchange offer will be extended as necessary to ensure that it can comply with its obligations under Rule 14e-1(c) of the Exchange Act and to ensure that the closing of the CD&R investment occurs within the time required by the investment agreement.

NCI respectfully advises the Staff that it has committed in the Registration Statement that “all conditions for completion of the exchange offer must be satisfied or waived by us prior to acceptance.” See page 142 of the Registration Statement. To further clarify that conditions to the exchange offer may only be waived prior to the time that the convertible notes are accepted for exchange, page 142 of the Registration Statement has been revised to read as follows (additional language underlined below):
“The foregoing conditions are for our sole benefit and may be waived by us, in whole or in part at any time, and from time to time prior to the time the convertible notes are accepted for exchange, in our reasonable discretion (to the extent such condition is waivable by us), subject to applicable laws and our obligations under the investment agreement.”
The Prepackaged Plan, page 142
Anticipated Events in a Reorganization Case, page 143
25.	Please revise to include the following disclosures:
•	State that upon the commencement of the chapter 11 case, an official committee of unsecured creditors is mandated and will be appointed by the United States Trustee or the Bankruptcy Court and that the U.S. Trustee or the Bankruptcy Court may, at their discretion, appoint additional official committees of debenture holders or equity security holders;

Division of Corporation Finance
U.S. Securities and Exchange Commission
September 23, 2009

•	Describe the powers and duties of official committees under Section 1103 of the Bankruptcy Code; and

•	State that upon filing bankruptcy, all creditors and equity security holders have standing to be heard on any issue in the Chapter 11 proceedings pursuant to Section 1109(b) of the Code.
Response: Page 148 of the Registration Statement has been revised in response to the Staff’s comment.
Summary of Classification and Treatment of Claims and Equity Interest..., page 145
26.	Please revise to describe the treatment of each class and to quantify the estimated allowed amount for each class.

Response: Pages 151-153 of the Registration Statement have been revised in response to the Staff’s comment. Because a bar date has not been established, any estimate of allowed amounts for such classes may be inaccurate and, therefore, has not been provided. NCI intends to continue to pay general unsecured claims (with the exception of convertible notes claims) as they become due in the ordinary course of business.
Vote Required for Class Acceptance of the Prepackage Plan, page 146
27.	Please revise to describe how holders of claims may revoke their vote.

Response: Pages 171-172 of the Registration Statement have been revised in response to the Staff’s comment.
Confirmation of the Prepackaged Plan Without Acceptance by All Classes..., page 165
28.	Please revise to specifically state whether you intend to seek a cram-down if the prepackaged plan is not accepted by all impaired classes, and if applicable, disclose your analysis of the unfair discrimination and fair and equitable test.

Response: Page 174 of the Registration Statement has been revised in response to the Staff’s comment.
Valuation of the Company Post Restructuring, page 166
29.	We note the statement in the first paragraph on page 167 that you do not assume responsibility for the accuracy of the projections. Please remove this statement, as you may not disclaim responsibility for the information included in the prospectus.

Response: Page 176 of the Registration Statement has been revised in response to the Staff’s comment.

Division of Corporation Finance
U.S. Securities and Exchange Commission
September 23, 2009

Limitation of Liability, page 175
30.	Please revise to clearly state that the limitation of liability will not be effective to waive liabilities under the federal securities laws because any agreement to waive the requirements of the federal securities laws is void under section 14 of the Securities Act.

Response: Page 184 of the Registration Statement has been revised in response to the Staff’s comment.
Securities Laws Matters, page 178
31.	Please advise us as to how the exemption in section 4(2) of the Securities Act would be available to conduct the transactions contemplated by the prepackaged plan.

Response: The Staff is advised that NCI would rely on the exemption in section 4(2) of the Securities Act to issue the shares of Series B convertible preferred stock to the CD&R Fund. Page 187 of the Registration Statement has been revised in response to the Staff’s comment.
Unaudited Projected Consolidated Financial Information for Restructuring..., page 179
32.	We note the statement in the first paragraph that security holders should not take the projections into account when making their decision to tender their notes in the exchange offer. Please advise us as to the basis for this statement in light of the fact that the prepackaged plan is identical to the recapitalization plan, except with respect to the process for achieving the restructuring.

Response: As stated in the Registration Statement, NCI respectfully submits that the projections included in the Registration Statement are included solely to demonstrate feasibility of the prepackaged plan as required in a bankruptcy proceeding. The Bankruptcy Code requires that, in order to confirm the prepackaged plan, the bankruptcy court finds that confirmation of the prepackaged plan will not likely be followed by liquidation or the need for further financial reorganization.

If the restructuring is being consummated through the out-of-court recapitalization plan, NCI respectfully advises the Staff that NCI will not have to demonstrate to a bankruptcy court that the prepackaged plan meets the “feasibility test,” and, therefore, the projections being provided for such demonstration would have limited relevance to holders of convertible notes. In addition, the “feasibility test” requires that a bankruptcy court find that NCI will possess the resources and working capital necessary to fund its operations and that it will be able to meet its obligations under the prepackaged plan. NCI respectfully submits that this standard is inherently different than the one that holders of convertible notes would use to

Division of Corporation Finance
U.S. Securities and Exchange Commission
September 23, 2009

make their decisions on whether to tender their convertible notes in the exchange offer and become holders of NCI’s common stock.

As such, NCI respectfully submits to the Staff that not warning holders of the convertible notes about the limited purpose of the projections would be misleading to such holders when making their decision to tender their convertible notes in the exchange offer.
Certain U.S. Federal Income Tax Considerations, page 191
33.	We note that counsel has provided a short-form tax opinion, which is filed as exhibit 8.1 to the registration statement. The disclosure set forth in this section must be counsel’s opinion and may not be a mere summary of the material tax consequences. Please revise accordingly.

Response: Pages 201 and 202 of the Registration Statement have been revised in response to the Staff’s comment.

34.	It appears that counsel is providing a number of “should” opinions with respect to the tax consequences. Please revise to clearly and specifically describe the uncertainties that cause counsel to be unable to give “will” opinions.

Response: Pages 202 and 203 of the Registration Statement have been revised in response to the Staff’s comment.
Incorporation of Certain Documents by Reference. page 200
35.	Although Form S-4 may allow you to incorporate by reference to periodic reports filed after a registration statement, Schedule TO does not permit such “forward” incorporation. Therefore, if you intend to incorporate by reference future information, please ensure that you will amend the Schedule TO to expressly do so by specific reference to such information. Please confirm your understanding in this regard.

Response: The Staff’s comment regarding incorporation by reference to future information in the Schedule TO is duly noted.
Item 22. Undertakings, page II-5
36.	The Rule 430A undertaking set forth in paragraph 2 is not applicable to your offering. Please revise accordingly.

Response: Page II-6 of the Registration Statement has been revised in response to the Staff’s comment.

Division of Corporation Finance
U.S. Securities and Exchange Commission
September 23, 2009

37.	Please provide the undertakings required by Item 512(a) of Regulation S-K.

Response: Pages II-6 and II-7 of the Registration Statement has been revised in response to the Staff’s comment.
Exhibits
38.	Please file the dealer manager agreement with Greenhill. Please also file the final version of the lock-up agreement with all schedules; we note that only a form of the agreement has been filed.

Response: The dealer management agreement with Greenhill has been filed as Exhibit 1.1 to the Registration Statement in response to the Staff’s comment.

The execution version of the lock-up agreement has been filed as Exhibit 2.4 to the Registration Statement, but the schedules have not been filed pursuant to Item 601(b)(2) of Regulation S-K. The schedules to the lock-up agreement contain only the identities of the holders executing the lock-up agreement and the amounts of loans under NCI’s existing credit agreement and/or convertible notes held by each such holder. NCI does not believe such information is material to holders of convertible notes when making a decision with respect to the exchange offer or the prepackaged plan because the aggregate amount of the convertible notes subject to the lock-up agreement has been disclosed. In addition, NCI respectfully advises the Staff that it does not currently have the consent of the holders of convertible notes that executed the lock-up agreement to provide the information on Schedule A of the lock-up agreement.
Exhibit 5.1
39.	Please have counsel confirm to us that he concurs with our understanding that his reference to the Delaware General Corporation Law includes the statutory provisions and all applicable provisions of the Delaware Constitution and any reported judicial decisions interpreting these laws. Please have counsel file this confirmation as correspondence on EDGAR.

Response: In response to the Staff’s comment, counsel has filed his confirmation as correspondence on EDGAR on September 23, 2009.
Exhibit 8.1
40.	We note that you have provided a short-form tax opinion. Since the discussion in the prospectus is the opinion of counsel, the opinion in the second paragraph that the discussion of the tax consequences is “accurate in all material respects” is not

Division of Corporation Finance
U.S. Securities and Exchange Commission
September 23, 2009

appropriate. Please be advised that counsel must clearly opine that the discussion in the prospectus is counsel’s opinion. Please have counsel revise its opinion accordingly. In addition, where such consequences are discussed in the prospectus, the disclosure must clearly state that they constitute the opinion of counsel. Please revise accordingly.

Response: Exhibit 8.1 to the Registration Statement and pages 201 and 202 of the Registration Statement have been revised in response to the Staff’s comment.
* * * *

Division of Corporation Finance
U.S. Securities and Exchange Commission
September 23, 2009

     If you have any questions concerning the Registration Statement or the Schedule TO or require any additional information in connection with the filings, please do not hesitate to contact the undersigned at (212) 403-1394 or Mark Gordon at (212) 403-1343.
Very truly yours,
/s/ David K. Lam
David K. Lam
Enclosures

cc:	Todd R. Moore, NCI Building Systems, Inc.
Mark Gordon, Wachtell, Lipton, Rosen & Katz
Christopher J. Marcus, Kirkland & Ellis LLP